                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

--------------------------------------------------------------------------------
                     Communication Intelligence Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0-19301
                     --------------------------------------
                                 (CUSIP Number)

                               Philip S. Sassower
                              135 East 57th Street
                                   12th Floor
                            New York, New York 10022
                                 (212) 759-1909
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 22, 2000
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box /_/.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

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CUSIP No.     0-19301                                                       Page    2    of    5    Pages
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
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    1.      NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             (A)  PHILIP S. SASSOWER                                               ("MR. SASSOWER")
             (B)  CIC STANDBY VENTURES, L.P.            (IRS ID NO.: 76-0455991)   ("STANDBY VENTURES")

----------- ---------------------------------------------------------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                          (a) /X/
                                                                                                                         (b) /_/
----------- ---------------------------------------------------------------------------------------------------------------------
    3.      SEC USE ONLY

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    4.      SOURCE OF FUNDS (See Instructions)         See Item 3

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    5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                                                                            /_/

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    6.      CITIZENSHIP OR PLACE OF ORGANIZATION        (a) United States
                                                        (b) Delaware

                      --------- --------------------------------------------------------------------------------------------------
                      7.        SOLE VOTING POWER          See Item 5
NUMBER OF
SHARES
BENEFICIALLY          --------- --------------------------------------------------------------------------------------------------
OWNED BY              8.        SHARED VOTING POWER        See Item 5
EACH
REPORTING
PERSON WITH
                      --------- --------------------------------------------------------------------------------------------------
                      9.        SOLE DISPOSITIVE POWER     See Item 5

                      --------- --------------------------------------------------------------------------------------------------
                      10.       SHARED DISPOSITIVE POWER   See Item 5

----------- ---------------------------------------------------------------------------------------------------------------------
   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  See Item 5

----------- ---------------------------------------------------------------------------------------------------------------------
   12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                             /_/

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   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   See Item 5

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   14.      TYPE OF REPORTING PERSON (See Instructions) (a)  Mr. Sassower - IN
                                                        (b)  Standby Ventures - PN

----------- ---------------------------------------------------------------------------------------------------------------------

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CUSIP No.     0-19301                            Page    3    of    5    Pages
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ITEM 1. SECURITY AND ISSUER

         This Amendment number 8 to the Statement on Schedule 13D (the "Statement") relates to shares of common stock, $.01 par value (the "Common Stock"), of Communication Intelligence Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 275 Shoreline Drive, Suite 500, Redwood Shores, California 94065-1413.

ITEM 2.  IDENTITY AND BACKGROUND

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All transactions reported herein are either (i) pro rata distributions by Standby Ventures (no consideration), (ii) gifts (no consideration) or
(iii) open market sales.

ITEM 4.  PURPOSE OF TRANSACTION

         On January 11, 2000, Standby Ventures distributed 400,193 shares of Common Stock to its partners on a pro rata basis. In relation to their partnership interests in Standby Ventures, an aggregate 107,507 of these shares were distributed to Mr. Sassower, his wife and various trusts of which Mr. Sassower is either sole trustee or co-trustee with his wife. (See table of transactions in Item 5 and footnotes thereto.)

         On January 20, 2000, the Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the "1996 CRAT") exercised 300,000 warrants to purchase shares of Common Stock, at $1.09 per share, by means of a cashless exercise provision of the warrants. As a result of such exercise, the 1996 CRAT received 255,186 shares of Common Stock. Mr. Sassower and his wife are co-trustees of the 1996 CRAT.

         On January 20, 2000, Mr. Sassower gifted an aggregate of 4,000 shares to the Sutton Place Synagogue and the Birch Wathen Lennox School.

         On February 22, 2000, Mr. Sassower and various trusts sold an aggregate 1,320,410 shares of Common Stock in the open market. (See table of transactions in Item 5 and footnotes thereto.)

         On March 1, 2000, Standby Ventures distributed 8,589,999 shares of Common Stock to its partners on a pro rata basis in connection with its anticipated dissolution, and on March 2, 2000 sold its remaining 9,808 shares of Common Stock which it held in the open market, and intends use the proceeds of such sale to pay its debts and expenses prior to liquidation. As of March 9, 2000, Standby Ventures does not own any shares of Common Stock.

         On March 1, 2000, Mr. Sassower's wife and various trusts, sold an aggregate 1,667,109 shares of Common Stock in the open market. (See table of transactions in Item 5 and footnotes thereto.)

         On March 8, 2000, Mr. Sassower sold an aggregate 711,925 shares of Common Stock in the open market.

         Mr. Sassower disclaims beneficial ownership of all securities held by the 1996 CRAT and the other trusts referred to in this Item 4, and this report should not be deemed an admission that Mr. Sassower is the beneficial owner of such shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following represents the beneficial ownership of each Reporting
Person:

           Name                   No. of shares              No. of shares        Aggregate No. of shares          Percentage
           ----                 beneficially owned        beneficially owned         beneficially owned            of shares
                                 with sole voting         with shared voting         ------------------      beneficially owned(3)
                              and dispositive power      and dispositive power                               ------------------
                              ---------------------      ---------------------                               ------------------

Philip S. Sassower                 2,365,791(1)              1,433,701(2)             3,799,492(1)(2)                  4.6%

Standby Ventures                        0                         --                         0                           0%


(1) Represents 1,500,000 shares of Common Stock held by Mr. Sassower, 7,918 shares of Common Stock held by the Trust F-B-O Susan Sassower u-w-o Wally Ochs Oppenheimer (the "Sassower-Oppenheimer Trust") (of which Mr. Sassower is sole trustee) and 857,873 shares of Common Stock issuable upon the exercise of options held by Mr. Sassower which may be exercised within 60 days of March 9, 2000. Mr.
         Sassower disclaims beneficial ownership of all securities held by the Sassower-Oppenheimer Trust, and this report should not be deemed an admission that Mr. Sassower is the beneficial owner of such securities.

(2) Represents 1,433,701 shares of Common Stock held by the 1996 CRAT. Mr. Sassower and Susan O. Sassower, his wife, are co-trustees of the 1996 CRAT. Mrs. Sassower's residence is 720 Park Avenue, New York, NY 10021. She is a homemaker. She has not been convicted in a criminal action nor been a party to any civil action in the past five years, and is a U.S. citizen. Mr. Sassower may be deemed to beneficially own the shares held by the 1996 CRAT. Mr. Sassower disclaims beneficial ownership of all securities held by the 1996 CRAT, and this report should not be deemed an admission that Mr. Sassower is the beneficial owner of such securities.

         As Mr. Sassower and Standby Ventures own less than 5% of the outstanding shares of Common Stock as of March 9, 2000, they will file no further statements on Schedule 13d with respect to these securities unless additional purchases of Shares of Common Stock are made and such purchases result in either or both of the Reporting Persons holding 5% or more of the outstanding shares of Common Stock.

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CUSIP No.     0-19301                            Page    4    of    5    Pages
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         The following transactions were effected during the past sixty days:

      Date                               Transaction                               No. of Shares                  Price per Share
      ----                               -----------                               -------------                  ---------------
1/11/00            Pro rata distribution to all partners by Standby
                   Ventures                                                            400,193                        $ 0.00
1/11/00            Pro rata distribution from Standby Ventures to Mr.
                   Sassower & various entities(1)                                      103,918                        $ 0.00
1/20/00            Exercise of warrants by the 1996 CRAT                               255,186                        $ 1.09
1/20/00            Gifts by Mr. Sassower                                                 4,000                        $ 0.00
2/22/00            Open market sales by Mr. Sassower & various entities
                   (2)                                                                 420,410                        $ 9.3963
2/22/00            Open market sale by Mr. Sassower                                    900,000                        $ 9.347
                   Pro rata distribution to all partners by Standby
3/1/00             Ventures                                                          8,589,999                        $ 0.00
3/1/00             Pro rata distribution from Standby Ventures to Mr.
                   Sassower & various entities (3)                                   3,821,227                        $ 0.00
3/3/00             Open market sale by the 1999 GRAT and the 1998 GRAT               1,481,775                        $ 9.1606
3/3/00             Open market sales by the Sassower-Oppenheimer Trust                 127,527                        $ 9.1858
3/3/00             Open market sale by Standby Ventures                                  9,808                        $ 9.1858
3/8/00             Open market sale by Mr. Sassower                                    500,000                        $10.0205
3/8/00             Open market sale by Mr. Sassower                                    211,925                        $10.663

---------------------------------------------------------------------------

(1) Represents 4,000 shares of Common Stock that were distributed to Mr. Sassower, 67,800 shares of Common Stock that were distributed to the Philip
S. Sassower 1999 CIC Grantor Retained Annuity Trust (the "1999 GRAT"), 24,200 shares of Common Stock that were distributed to the Philip S. Sassower CIC Standby Ventures LP Grantor Retained Annuity Trust (the "1998 GRAT"), and 7,918 shares of Common Stock that were distributed to the Trust FBO Susan Sassower u-w-o Wally Ochs Oppenheimer (the "Sassower-Oppenheimer Trust"). Mr. Sassower is a co-trustee, with his wife of the 1999 GRAT and the 1998 GRAT. Mr. Sassower is the sole trustee of the Sassower-Oppenheimer Trust.

(2) Represents 63,342 shares of Common Stock that were sold by Mr. Sassower, 253,855 shares of Common Stock that were sold by the 1999 GRAT, 24,200 shares of Common Stock that were sold by the 1998 GRAT, 20,000 shares that were sold by the Susan O. Sassower Trust (of which Mr. Sassower is a co-trustee with his wife) and 59,013 shares that were sold by the Sassower-Oppenheimer Trust.

(3) Represents 2,211,925 shares of Common Stock that were distributed to Mr. Sassower, 1,092,004 shares of Common Stock that were distributed to the 1999 GRAT, 389,771 shares of Common Stock that were distributed to the 1998 GRAT and 127,527 shares of Common Stock that were distributed to the Sassower-Oppenheimer Trust.

        Mr. Sassower disclaims beneficial ownership of all securities held by the 1999 GRAT, the 1998 GRAT, the 1996 CRAT, the Sassower-Oppenheimer Trust and the Susan O. Sassower Trust, and this report should not be deemed an admission that Mr. Sassower is the beneficial owner of such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

ITEM 7.  MATERIAL TO  BE FILED AS EXHIBITS

None.

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CUSIP No.     0-19301                            Page    5    of    5    Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                     Philip S. Sassower

                                                     CIC Standby Ventures, L.P.

                                                     By: /s/ Philip S. Sassower
                                                        ------------------------
                                                           Philip S. Sassower
                                                            General Partner


Dated:  March 9, 2000